RECEIVED

2008 JUN 10 A 5:2

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

June 6, 2008

08003092

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated June 6, 2008 referring to "Notice Concerning Dissolution of our Consolidated Subsidiary" [English translation].

PROCESSED
JUN 11 2008
THOMSON REUTERS

6/10

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate release

(This is an English translation of the Japanese original)

June 6,2008
Sumitomo Corporation
Susumu Kato, President and CEO
Code No. 8053 Tokyo Stock Exchange, 1st Section
Contact : Mitsuru Iba
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that FB JEWELRY INC. (wholly-owned subsidiary) adopted its dissolution on June 6,2008.

1. Reason for dissolution of FB JEWELRY INC.

The decision was made to dissolve and liquidate FB JEWELRY INC. as a part of replacement our management resources.

2. Overview of Company to be Dissolved

(1)Company Name : FB JEWELRY INC.
(2)Location of Headquarter : 1-8-11 Harumi, Chuo-ku, Tokyo 104-8610, Japan
(3)Month of Establish : May 1966
(4)Paid-up Capital : 270 Million YEN
(5)President : Masaki Mizukoshi
(6)Business Description : Production and Sales of Diamonds
(7)Shareholder : 100% owned subsidiary of SC
(8)Result of Recent Business Years (millions of yen) :

	March 2006	March 2007	March 2008
Sales	6,514	5,347	1,698
Operational Income	-164	-119	-56
Net Income	-371	-128	33

3. Schedule of the liquidation

Dissolution : June, 2008
Complete liquidation : September, 2008

4. Effect on Business Results

The dissolution of FB JEWELRY INC. has almost no effect on our consolidated business results.

End